SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Quarterly Financial Information

Tele Celular Sul Participações S.A.

Three-months period ended March 31, 2004
With Special Review Report of the Independent Auditors

A free translation from Portuguese into English of Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices adopted in Brazil.	Corporate Legislation March 31, 2004

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Registration with the CVM does not imply any analysis of the company. company management is responsible for the accuracy of the information provided.

01.01 - IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TELE CELULAR SUL PARTICIPAÇÕES S.A.	3 - National Corporate Taxpayers' Registration Number - CNPJ 02.558.115/0001-21
4 - State Registration Number - NIRE 53 3 0000572 9

01.02 - HEAD OFFICE

1 - ADDRESS Rua Comendador Araújo, 299			2 - SUBURB OR DISTRICT Centro
3 - POSTAL CODE 80420-000	4 - MUNICIPALITY Curitiba	5 - STATE PR
6 - AREA CODE 41	7 - TELEPHONE 312-6893	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 41	12 - FAX 312-6520	13 - FAX -	14 - FAX -	-
15 - E-MAIL rcoradin@timsul.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME Paulo Roberto Cruz Cozza
2 - ADDRESS Rua Comendador Araújo, 299			3 - SUBURB OR DISTRICT Centro
4 - POSTAL CODE 80420-000	5 - MUNICIPALITY Curitiba	6 - STATE PR
7 - AREA CODE 41	8 - TELEPHONE 312-6702	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX -
12 - AREA CODE 41	13 - FAX 312-6520	14 - FAX -	15 - FAX -	-
16 - E-MAIL pcozza@timsul.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2003	12.31.2003	1	01.01.2004	03.31.2004	2	09.01.2003	12.31.2003
9 - INDEPENDENT ACCOUNTANT Ernst & Young Auditores Independentes S.S						10 - CVM CODE 00471-5
11 - PARTNER RESPONSIBLE Marcos Antonio Quintanilha					12 - INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 006.840.298-80

01.05 - CAPITAL COMPOSITION

Number of shares (Thousand)	Current quarter 03.31.2004	Prior quarter 12.31.2003	Same quarter in prior year 03.31.2003
Paid-up capital
1 – Common	134,452,841	134,452,841	129,357,834
2 – Preferred	222,025,630	222,025,630	213,612,106
3 – Total	356,478,471	356,478,471	342,969,940
Treasury stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operational
3 – NATURE OF OWNERSHIP Local Private
4 – ACTIVITY CODE 1990100 – Telecommunication
5 - MAIN ACTIVITY Cellular Telecommunication Services
6 – TYPE OF CONSOLIDATION Full
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ	3 – NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 - DATE APPROVED	4 – AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE CHANGE (IN THOUSANDS OF REAIS)	5 – NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN THOUSAND)	8 – SHARE PRICE ON ISSUE DATE (IN REAIS)
-	-	-	-	-	-	-

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE 03.31.2004	2 – SIGNATURE

02.01 - Balance Sheet - Assets (R$ thousand)

1 – Code	2 – Description	3 – 03.31.2004	4 – 12.31.2003
1	Total assets	1,004,876	988,935
1.01	Current assets	37,987	47,725
1.01.01	Cash and cash equivalents	3,231	10,213
1.01.01.01	Banks	122	2,805
1.01.01.02	Marketable securities	3,109	7,408
1.01.02	Receivables	0	0
1.01.03	Inventories	0	0
1.01.04	Others	34,756	37,512
1.01.04.01	Recoverable taxes	533	3,293
1.01.04.02	Deferred taxes	3,572	3,543
1.01.04.03	Dividends	18,704	18,704
1.01.04.04	Interest on shareholders' equity	11,405	11,405
1.01.04.05	Other current assets	542	567
1.02	Long-term assets	1,444	8,359
1.02.01	Other Receivables	1,444	1,355
1.02.01.01	Deferred taxes	1,444	1,355
1.02.02	Receivables from related companies	0	6,967
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	6,967
1.02.02.03	Other related companies	0	0
1.02.03	Other long-term assets	0	37
1.02.03.01	Other assets	0	37
1.03	Permanent assets	965,445	932,851
1.03.01	Investments	965,384	932,786
1.03.01.01	In associated companies	0	0
1.03.01.02	In Subsidiaries	965,384	932,786
1.03.01.03	Others	0	0
1.03.02	Property, plant and equipment	61	65
1.03.03	Deferred charges	0	0

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 – Code	2 – Description	3 – 3.31.2004	4 - 12.31.2003
2	Total liabilities and shareholders' equity	1,004,876	988,935
2.01	Current liabilities	41,218	57,964
2.01.01	Debt – current portion	0	0
2.01.02	Debentures – current portion	0	0
2.01.03	Suppliers	51	738
2.01.04	Taxes, charges and contributions	3	3.849
2.01.05	Dividends payable	40,373	40,401
2.01.05.01	Dividends	28,301	28,301
2.01.05.02	Interest on shareholders' equity	12,072	12,100
2.01.06	Provisions	0	0
2.01.07	Accounts payable to related companies	260	0
2.01.08	Others	531	12,976
2.01.08.01	Salaries, social charges and benefits	511	10,935
2.01.08.02	Others	20	2,041
2.02	Long-term liabilities	4,249	3,985
2.02.01	Debt – long-term portion	0	0
2.02.02	Debentures – long-term portion	0	0
2.02.03	Provisions	4,249	3,985
2.02.03.01	Provision for pension plan	3,733	3,733
2.02.03.02	Provision for contingencies	516	252
2.02.04	Accounts payable to related companies	0	0
2.02.05	Others	0	0
2.03	Deferred income	0	0
2.05	Shareholders' equity	959,409	926,986
2.05.01	Paid-up capital	369,163	369,163
2.05.02	Capital reserves	148,565	148,565
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Associated/subsidiary companies' assets	0	0
2.05.04	Revenue reserves	409,258	409,258
2.05.04.01	Legal	29,835	29,835
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	379,423	379,423
2.05.05	Retained earnings/accumulated deficit	32,423	0

03.01 - Statement of Operations (R$ thousand)

1 – Code	2 – Description	3 - 01.01.2004 to 3.31.2004	4 - 01.01.2004 to 3.31.2004	5 - 01.01.2003 to 3.31.2003	6 - 01.01.2003 to 3.31.2003
3.01	Gross revenue from goods sold and services rendered	0	0	0	0
3.02	Deductions to gross revenue	0	0	0	0
3.03	Net revenue from goods sold and services rendered	0	0	0	0
3.04	Cost of goods sold and services rendered	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating expenses/income	32,332	32,332	31,195	31,195
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(85)	(85)	(2,229)	(2,229)
3.06.03	Financial, net	228	228	735	735
3.06.03.01	Financial income	450	450	929	929
3.06.03.02	Financial expenses	(222)	(222)	(194)	(194)
3.06.04	Other operating income	335	335	207	207
3.06.05	Other operating expenses	(1,138)	(1,138)	(923)	(923)
3.06.06	Equity interest in income of subsidiaries and associated companies	32,992	32,992	33,405	33,405
3.07	Operating profit (loss)	32,332	32,332	31,195	31,195
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income (loss) before taxes and participation	32,332	32,332	31,195	31,195
3.10	Provision for income tax and social contribution	42	42	(2,893)	(2,893)
3.11	Deferred income tax	49	49	363	363
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest over shareholders' capital	0	0	0	0
3.15	Net income (loss) for the period	32,423	32,423	28,665	28,665
	Number of shares (thousand), excluding treasury stock	356,478,471	356,478,471	342,969,940	342,969,940
	Net income per share	0.00009	0.00009	0.00008	0.00008
	Net loss per share	0	0	0	0

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

1. Operations

(a) History

Tele Celular Sul Participações S.A. was formed in accordance with article 189 of Law 9,472/97 – General Telecommunications Law and based on Decree 2,546/98, as a result of the split-up of Telecomunicações Brasileiras S.A. that was approved at the Shareholders' Meeting held of Telecomunicações Brasileiras S.A. on May 22, 1998.

The Company is a listed entity directly controlled by Tim Brasil Serviços e Participações (previously Bitel Participações S.A. ) which has a shareholding of 52.51% of the voting capital and 22.21% of the total capital.

(b) Corporate Reorganization

On July 31, 2003 with the previous approval of ANATEL-Agência Nacional de Telecomunicações, the independent regulatory agency, the subsidiary Telepar Celular S.A. and its fully owned subsidiaries, Telesc Celular S.A. and CTMR Celular S.A. Shareholders Meeting approved the Board of Directors proposal to the incorporation of the Telesc Celular S.A. and CTMR Celular S.A. equity into Telepar Celular S.A. At the same meeting the subsidiary has changed its name from Telepar Celular S.A. to TIM Sul S.A.

As the Telepar Celular S.A. was the unique Telesc and CTMR shareholder, its equity did not increase and as consequence, the share emission, due to the fact that Telesc and CTMR's equity had already been recorded in its balance sheet based on the equity investment method. Due to the incorporation process, the Telesc and CTMR shares kept by Telepar Celular S.A. were cancelled.

(c) Company subsidiaries

The Company has the controlled ownership of TIM Sul S.A. (former Telepar Celular S.A.) that is a provider of mobile telephony services in the states of Paraná (except for Londrina and Tamarana), Santa Catarina and Rio Grande do Sul (only the cities of Pelotas , Capão do Leão, Morro Redondo and Turuçu)

(d) Technological platform

The subsidiary TIM Sul S.A. uses the TDMA (Time-Division Multiple Access) technology in its cellular phone services. During the third quarter of 2003 the subsidiary started the introduction and the operation of the GSM (Global System for Mobile Communication) technology. The Company estimates that the full implementation of the GSM technology will be completed during this year and that both technologies (GSM and TDMA) will be operated simultaneously.

(e) Migration from SMC to SMP

On December 10, 2002, the subsidiaries converted their prior concessions to provide services in the SMC – Serviço Móvel Celular , or the Cellular Communication Service (CCS), into concessions to provide services in the SMP – Serviço Móvel Pessoal , or the Permanent Communication Service (PCS).

As a result of the migration to SMP, the Company has new regulatory service quality standards and has introduced the CSP Program – Programa de Código de Seleção de Prestadora , or Telecommunication Service Provider Selection Code, which allows the subscribers to choose the long distance carriers on a per call basis. Furthermore, the Company and its subsidiaries will have the right to determine the price of their service plans, subject to ANATEL approval.

The Company provides mobile telephone services under concession terms granted by the Federal Government. The concessions will expire on September 3, 2007, for state of Paraná, September 30, 2008, for the state of Santa Catarina, and April 14, 2009, for Pelotas , Capão do Leão, Morro Redondo and Turuçu in the state of Rio Grande do Sul. The concessions may be subsequently renewed for an additional period of 15 years by the granting authority, in an onerous basis.

(g) Goals established by Anatel

TIM Sul S.A., as well as all other mobile telephone providers in Brazil , has commitments for network quality and customer service, as defined in the SMP Authorization Agreement. The Company's commitments verifications are available in the website of ANATEL, www.anatel.gov.br .

2. Basis of Presentation of the Quarterly Financial Information

(a) Disclosure and issuance criteria

The parent company and consolidated quarterly financial information were prepared in accordance with the accounting principles adopted in Brazil and in conformity with accounting requirements and procedures established by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), and the rules applicable to concessionaires of telecommunications public services.

Tele Celular Sul Participações S.A. is a publicly trade Company and has American Depository Receipts trade in the New York stock market. Based on that, it is subjected to the rules of the Security Exchange Commission (SEC) and shall also based on accounting principals generally accepted in the United States of America (US GAAP). According to the SEC rules and aiming to provide information to the public, the Company simultaneously prepares information in Reais in Portuguese and in English.

(b) Consolidated Quarterly Financial Information

The consolidated quarterly financial information includes consolidated assets, liabilities and result of operations of the Company and its subsidiary.

The description of main consolidation procedures is as follows:

I. Elimination of assets and liabilities balances between the controlled consolidated subsidiary;
II. Elimination of investments, reserves and retained earnings of the subsidiary;
III. Elimination of revenues and expenses generated by transactions between the companies;
IV. Disclosure of the minority interest participation in the consolidated quarterly information.

3. Summary of Significant Accounting Principles

The significant accounting practices adopted in the preparation of the quarterly information of the Company and its subsidiary are consistent with those in the preceding periods and are summarized below:

(a) Marketable securities

It represents transitory investments and are recorded at cost, plus interest incurred up to the quarterly information date.

(b) Trade accounts receivable

It represents (i) services and products billed to customers, (ii) services rendered to customers up to the balance sheet date and not yet billed and (iii) amounts from the usage of the telecommunication network by subscribers of other telecommunications companies.

The allowance for doubtful accounts is recorded based on a periodic review by management which takes into consideration the customer base profile, the aging of overdue accounts. Management believes the provision amount is sufficient to cover estimated losses of the receivables .

(c) Inventories

Inventories primarily include cellular handset equipment which are stated at average acquisition cost net of the provisions for realization value adjustment, whenever applicable.

(d) Investments

It represents the permanent investments in subsidiary company, which is recorded based on the equity method and the goodwill of the additional shares acquired from TIM Sul S.A. The ownership in the subsidiary and affiliated is recorded based on equity. The accounting practices adopted by the subsidiary and affiliated company are consistent to the ones adopted by the Company.

(e) Property, plat and equipment

These are stated at purchase and/or construction cost, net of accumulated depreciation calculated on the straight-line method at the rates shown in Note 12, which take into consideration the useful lives of the assets.

Interest on loans to finance constructions in progress is added to their cost, in accordance with CVM Resolution 193/96.

The Company's management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable, in order to record an impairment allowance for such assets.

(f) Deferred charges

It represents expenses incurred in connection with the implementation of data processing systems, net of accumulated amortization calculated according to the straight-line method over five years. Such costs represent direct developments costs associated with internal-use software, including external direct costs of materials and services, and payroll costs for employees devoting time to the software projects. Maintenance and training costs are expenses as incurred.

(g) Income tax and social contribution

These are calculated and recorded based on the effective tax rates prevailing on the date of the Quarterly Information. Deferred taxes are recorded on timing differences and on tax losses and negative social contribution bases, when applicable. Based on the Brazilian Tax Legislation, the fiscal losses related to income taxes and negative social contribution bases have no prescription time, and may be used to compensate future taxable income up to a limit of 30% of such taxable income.

Based on the business plan for the next years and on the implemented restructuring process, as described in Note 1.b, management expects the deferred tax credit recorded by the subsidiary TIM Sul S.A. be realized in 4 years.

(h) Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate at the date of the transaction. Foreign currency denominated assets and liabilities are translated into Brazilian Reais at the commercial selling exchange rate reported by the Central Bank of Brazil at each balance sheet date. Exchange gains and losses are recognized in the consolidated statement of income on a current basis.

(i) Provision for contingencies

The provision for contingencies is recorded based on estimates made by management taking into consideration the opinion of its in-house and external legal council, and is considered sufficient to cover losses and risks classified as probable.

(j) Provision for compensated absences

Vacations and other employee benefits are recorded as the employees earn them.

(k) Pass to other carriers

It represents amounts billed by the subsidiary TIM Sul S.A. to be transferred to other mobile telephone providers due to the use of long distance selection code of such providers, by TIM Sul S.A. customers.

(l) Revenue recognition

Wireless services revenue primarily includes monthly recurring charges (subscriptions), airtime (usage of telephone), and roaming charges. Wireless services revenue is recognized based upon minutes of use processed and contracted fees, net of credits and adjustments for services discounts. Billings are monthly recorded and the revenues not billed between the billings date and the end of the month are estimated and recognized in the month the service was rendered. Revenues from prepaid services are recognized when the services are rendered to customers. Revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer or distributor.

(m) Financial income (expenses)

Financial income consists of interest earned, exchange gains and gains from financial investments. Financial expenses include interest expense, exchange losses, and gain/losses on swaps contracts, which are recognized on an accrual basis.

(n) Pension plans – actuarial profit and losses recorded

The Company records the expenses related to its new pension plan, which is a defined contribution plan, TIMPREV (see note 19), as incurred. An asset was determined for the actuarial calculation performed as of December 31, 2003 to the participants that did not migrated to the new plan. Such asset was not recognized due to the unfeasibility of reimbursement of such earnings and considering that the contributions will not be reduced to the Company in the future

(o) Employees' bonus performance premium

As the operating targets are met, the Company records a provision for employees bonus performance premium, subjected to approval by the Annual General Meeting of Shareholders. Such expenses are recorded as “costs of services rendered and product sold”, “selling expenses” and “general and administrative expenses”.

(p) Minority interest

The minority interest corresponds to the interest of the minority shareholders in the subsidiary.

(q) Use of estimates

The preparation of the quarterly information in accordance with accounting principles adopted in Brazil requires management to use estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosures of contingent assets and liabilities at the balance sheet date, as well as the estimation of revenues and expenses for the period. The actual results may differ from those estimates.

(r) Net income per share

These amounts are calculated based on the number of outstanding shares at the of the quarterly information.

4. Marketable securities

	Parent Company		Consolidated
	03/2004	12/2003	03/2004	12/2003
Banco do Brasil S.A.	3,087	4,013	409,040	385,153
Citibank S.A.	-	-	136	9,468
Bank Boston S.A.	22	3,395	5,462	3,419
	3,109	7,408	414,638	398,040

These are financial investments in Federal Government securities and banking deposits certificates (CDB), with average interest of 108% of the Interbank Deposit Certificate (CDI) rate. The marketable securities can be redeemed at any time, without losses in the recognized profitability.

5. Accounts receivable

	Consolidated
	03/2004	12/2003
Services billed	52,790	46,559
Unbilled services	51,643	46,877
Network usage	88,045	63,294
Sales of handsets	76,790	92,550
	269,268	249,280

Allowance for doubtful account
Services billed	(9,343)	(7,709)
Sales of handsets	(605)	(747)
Network usage	(17,500)	(10,000)
	(27,448)	(18,456)

Total	241,820	230,824

The changes in the allowance for doubtful accounts were as following:

	03/2004	12/2003

Beginning balance	(18,456)	(6,533)
Provision debited as selling expenses	(8,992)	(3,641)
		(8,282)
Ending balance	(27,448)	(18,456)

6. Inventories

	Consolidated
	03/2004	12/2003
New handsets, accessories, cards and kits	19,903	15,823
Used handsets	1,694	1,272
Provision for realization value adjustment	(1,381)	(854)
	20,216	16,241

7. Recoverable Taxes – current and long term

	Parent Company		Consolidated
	03/2004	12/2003	03/2004	12/2003
Recoverable taxes
Income tax
Prepayments	-	-	180	180
Withholding tax on financial investments	149	127	7,335	11,562
Withholding tax on interest over interest on shareholders' capital	384	3,166	384	11,981
Social Contribution
Prepayments	-	-	77	77
VAT State (ICMS)	-	-	13,181	11,673
PIS/Cofins	-	-	2,617	543
	533	3,293	23,774	36,016

Current	533	3,293	15,823	29,816
Non-current	-	-	7,951	6,200

8. Deferred Taxes – current and long term

	Parent Company		Consolidated
	03/2004	12/2003	03/2004	12/2003
Deferred taxes
Loss carryfowards	3,548	3,478	47,158	52,411
Timing differences
Allowance for doubtful accounts	-	-	9,492	6,513
Amortization related to goodwill paid on privatization	-	-	4,504	4,504
Provision for contingencies	175	85	4,506	4,033
Employees bonus performance premium	23	65	458	1,575
Provision for pension plan	1,270	1,270	1,270	1,270
Provision for reduction to market value of inventories	-	-	469	290
Depreciation of lended handsets	-	-	5,228	4,655
Others	-	-	1,053	945
Tax benefit related to goodwill paid on privatization	-	-	109,501	115,819
Total	5,016	4,898	183,639	192,015

Current	3,572	3,543	57,250	52,562
Noncurrent	1,444	1,355	126,389	139,453

On March 31, 2004, the Company and its subsidiary had consolidated operating loss carry-forwards totaling R$138,600 and R$138,863 for income tax and social contribution purposes, respectively (R$154,162 and 154,391 for the year ended December 31, 2003). The loss carry-forwards have no expiration date and are available to offset up to 30% of the Companies' future taxable income in given year.

The tax benefit related to goodwill paid on privatization is related to the future tax benefit arisen from de restructuring plan approved by the Extraordinary Shareholders General Meeting at June 30, 2000. In that date the goodwill paid by the shareholders in the privatization process was transferred to Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., now denominated TIM Sul S.A. The counter-entry to the recognition of the tax benefit balance is recognized directly in shareholders equity as a capital reserve and is being amortized with rates and amounts calculated based on the estimated future profitability and in the length time of the concessions, which will terminated in 2008. The goodwill amortization was recorded as “Other operating expenses”.

As of March 31, 2004, R$6,317 (R$6,336 at March 31, 2003) related to such goodwill were realized. Also under the terms of the restructuring, the effective tax benefit realized in each fiscal year will subsequently be capitalized in the name of the controlling shareholder, and minority shareholders are ensure the right to preference in the acquisition of a proportional amount of new capital from the controlling shareholder. The capital reserve recorded by the Company represents its rights to the future capitalization (see note 20-b).

Based on projections made by the Company, the deferred tax assets (long term) substantially comprised by tax credits related to losses carry-forward and goodwill paid in the privatization, will be realized as follows:

	Parent company	Consolidated

	03/2004	12/2003
2005	1,444	42,549
2006	-	43,649
2007	-	25,384
2008	-	14,807
	1,444	126,389

9. Related parties transactions

TIM Sul S.A.

Assets

Dividends and interest on shareholders' equity
03/2004	30,109
12/2003	30,109

Intercompany loan – non current
12/2003	6,967

Liabilities

Intercompany Loans – non current
03/2004	260

Other information

Financial revenues
03/2004	247
03/2003	16

Financial expenses
03/2004	(60)
03/2003	(48)

Administrative services distributed
03/2004	(1,581)
03/2003	(8,799)

	Related parties
	Tele Nordeste Partic. S.A.	Maxitel Celular S.A.	TIM Celular S.A.	TIM Brasil S.A.	Total
Assets

Other credits
03/2004	18	24	244	275	561
12/2003	323	20	241	259	843

Liabilities

Other liabilities
03/2004	44	65	6,892	-	7,001
12/2003	26	23	5,252	-	5,301

Other information

Other revenues
03/2004	54	71	-	-	125
03/2003	447	129	2	12	590

Cost of services and selling expenses
03/2004	(133)	(195)	(2,191)	-	(2,519)
03/2003	(172)	(182)	-	-	(354)

The Company operates in an integrated way with its subsidiary, TIM Sul S.A. and the normal costs of their operational and administrative structure are allocated to the subsidiary based on the proportion of the benefits generated, which amounts are demonstrated as administrative services distributed. In the Company's income statements, such amounts are allocated in different expenses and costs accounts.

The related parties transactions were made using usual market conditions, and mainly summarize loans to affiliates and subsidiaries, with annual interest rates of 101.2% of the Brazilian Interbank rate, as well as corporate, operating and administrative costs allocation.

10. Judicial deposit (consolidated)

	Consolidated
	03/2004	12/2003

Convênio ICMS 69/98	11,555	11,460
Others	3,479	3,479

	15,034	14,939

The judicial deposits of R$11,555 (R$11,460– 12/2003), represent mainly the lawsuit questioning the ICMS ( VAT State ) Agreement 69/98. The Company, based on its legal advisor opinion, believes that will win this cause; therefore it did not constitute a contingency reserve for this amount.

11. Investments

	Parent company		Consolidated
	03/2004	12/2003	03/2004	12/2003
Investments
Subsidiary	954,328	921,336	-	-
Other	11,056	11,450	11,075	11,470
	965,384	932,786	11,075	11,470

a) Information of investments in the subsidiaries

TIM Sul S.A

Number of shares (in thousands)

Common	6,732,144

Preferred	8,261,952

Interest in the capital	81.32%

Shareholders' equity	1,139,421

Net income of the period	40,572

At March 31, 2004 the common and preferred shares of TIM Sul S.A. were quoted at Bovespa – São Paulo Stock Exchange in R$62.00 and R$78.90, respectively, in thousand of shares.

b) Changes in the investments in the subsidiaries

TIM Sul S.A.

Investment at 12/31/2003	921,336

Equity result	32,992

Investment at 03/31/2004	954,328

12. Property, Plant and Equipment - Consolidated

		03/2004			12/2003
	Annual depreciation rate %	Cost	Accumulated depreciation	Net	Net
Automatic commutation equipment (switches)	14.29	272,664	(146,134)	126,530	133,141
Automatic transmission equipment	14.29	886,125	(592,739)	293,386	303,524
Handsets lent to customers	50.00	30,120	(23,684)	6,436	6,760
Network infrastructure	33.33	181,367	(81,944)	99,423	100,680
Software and hardware	20.00	48,587	(29,753)	18,834	20,207
Others	10.00	9,252	(4,941)	4,311	4,121
Intangible assets	20.00	60,729	(20,954)	39,775	39,184
Use license	20.00	17,557	(2,833)	14,724	15,668
Property, plant and equipment		1,506,401	(902,982)	603,419	623,285
Construction in progress		66,339	-	66,339	53,602
TOTAL		1,572,740	(902,982)	669,758	676,887

(a) Interest capitalization

During the three months period ended March 31, 2004, it was capitalized in Property, Plant and Equipment an amount of R$1,201 (R$1,994 during as of December 31, 2003) related to financing of debt transactions contracted to finance certain assets in construction.

(b) Leases

The Company leases equipment and facilities under many operating agreements with different terms, which can be terminated without cost. During the three months period ended on March 31, 2004 and 2003 the consolidated lease expenses under those agreements were R$1,307 and R$1,827, respectively.

(c) Recoverability of property, plant and equipment

As described in Note 1.d, the Company and its subsidiary TIM Sul S.A. plan started the implementation and the operation of the GSM technology in its service network during the third quarter of 2003. Taking in consideration that the subsidiary will keep both technologies in operation, none adjustment to the Company's fixed assets was considered necessary as a result of the introduction of the new GSM technology, due to an eventual non-recoverability of the assets associated with the services provided by TDMA technology.

(d) Usage license

At July 2003 the Company acquired the grant of Radiofrequence blocks of use authorizations of the Grant General Plan sections – PGO, associated at the service authorization of the SMP – Personal Movel Service.

The authorization is valid during the period of the render service of the SMP – Personal Movel Service, as described at the note “1-e”.

As allowed, the Company opted for paying the amount in a single installment, twelve month after the signature of the agreement. The balance is subject to interest of 1% per month and was accounted under the “Usage license” in current liabilities.

13. Deferred charges (consolidated)

	03/2004	12/2003

Software development costs	91,703	91,703
Accumulated amortization of software development costs	(61,463)	(56,940)
	30,240	34,763

14. Accounts payable

	Parent Company		Consolidated
	03/2004	12/2003	03/2004	12/2003

Suppliers	51	738	163,860	182,619
Network usage service	-	-	15,924	14,615
	51	738	179,784	197,234

15. Debt – Consolidated

	03/2004	12/2003
Foreign currency - United States dollars
Supplier - Subject to exchange variation and interest from 6.61% to 7.3% p.a. These transactions were swapped to CDI.	1,777	1,613
Eximbank – refers to a direct financing with the Export and Import Bank of the United States (EXIMBANK), subject to exchange variation and interest of 7.03% p.a. This transaction was swapped to CDI.	11,180	22,344
	12,957	23,957
Local currency

BNDES – Banco Nacional de Desenvolvimento Econômico e Social. The financing is comprised by 68% subjected to the TJLP rate (11.00% p.a) plus spread of 4% p.a. The remaining 32% is updated based on a mix of indexes (7.11% p.a.), plus spread of 4% p.a. This financing was swapped to CDI.	54,192	58,226
	54,192	58,226

Total debt	67,149	82,183
Current	32,003	42,751
Non current	35,146	39,432

Maturity dates of non current portion

03/2004
2005	15,225
2006	19,405
2007	516
35,146

The BNDES loans are subject to certain covenants covering EBITDA margin, debt coverage, coverage of net financial expenses and indebtedness. The Company and its subsidiary was in compliance with all the restrictive clauses at March 31, 2004.

The Company guarantees all the debt of its subsidiaries.

16. Salaries and related charges

	Parent Company		Consolidated
	03/2004	12/2003	03/2004	12/2003

Salaries	102	1,339	1,713	1,820
Social charges	115	2,135	2,422	2,672
Other labor benefits	254	6,973	5,287	8,429
Employees bonus performance premium	40	488	523	566

	511	10,935	9,945	13,487

17. Taxes and contributions payable – current and non-current

	Parent Company		Consolidated
	03/2004	12/2003	03/2004	12/2003

Income tax	-	2,130	2,459	2,130
Social contribution tax	-	766	1,323	986
ICMS	3	-	110,573	118,111
PIS	-	405	805	1,124
COFINS	-	548	3,713	5,466
Fistel Fee	-	-	1,597	3,084
FUST	-	-	508	492
FUNTTEL	-	-	254	246
Other	-	-	31	14
	3	3,849	121,263	131,653

Current	3	3,849	71,136	72,816
Non current			50,127	58,837

Maturity dates of non current portion
				03/2004
2005				24,781
2006				21,044
2007				4,302
				50,127

The subsidiary TIM Sul S.A., entered into an agreement with the Paraná State to defer ICMS tax to be paid in 48 months after the respective generating event. This benefit was granted by the State of Paraná through the “Programa Paraná Mais Emprego” (Paraná Program for More Employment).

18. Contingencies provision

The Company and its subsidiaries are a party to certain legal proceedings (labor, fiscal and civil) arising in the normal course of their business, and has recorded provisions when management believes that it can reasonably estimate probable losses, based on their legal advisors.

	Parent Company		Consolidated

	03/2004	12/2003	03/2004	12/2003

Labor	184	184	2,605	2,570
Fiscal	-	-	2,529	1,529
Civil	332	68	8,118	7,764

	516	252	13,252	11,863

Civil claims

The provision for civil claims represents claims filed by former customers in connection with billing disputes and moral damages indemnity and other civil damages.

Fiscal claims

In December 2003, TIM Sul S.A. received assessments from the state of Santa Catarina tax authorities with respect to ICMS (VAT State), totaling R$25,479. The Company is currently in discussions with the tax authorities. The assessments primarily relate to disputes as to the applicability of ICMS taxes over certain services provided by the Company. Based on the opinion of internal and external legal counsel, on March 31, 2004 the management concluded that the probable losses to be incurred will be R$2,500, which was accrued.

Labor claims

The provision for labor claims represents management's estimate of probable losses in relation to the various suits filed by former employees.

19. Pension Plan

The Company is sponsoring a defined benefits pension plan to a group of employees from the former Telebrás system, under the administration of the Fundação Sistel de Seguridade Social – Sistel, as the result of the legal provisions established at the time of privatization of that company in July 1998.

Considering that in 1999/2000, the sponsors of the plans administered by SISTEL had already negotiated conditions for the creation of individualized retirement plans for each sponsor, maintaining the joint and several aspect only for the participants already assisted under such condition at January 31, 2000, the Company, during the year 2002, as occurred with other companies originating from the former Telebrás System, started the actions for the formatting of a Defined Contribution Plan, which would meet the most modern standards of social security practices in the private sector and that would permit a migration possibility to the employees linked to SISTEL.

On November 13, 2002, through Notification 1,917 CGAJ/SPC, the Secretary of Complementary Pension approved the new pension plan, from now on called Regulations of the Benefit Plan TIMPREV, in the Defined Contribution modality, providing new conditions for the granting and maintenance of benefits, as well as the rights and obligations of the Plan Administration Entity, the Sponsors, the Participants and their respective beneficiaries.

The majority or 90% of the participants of the prior plans migrated to the new plan up to January 29, 2003, which was dead line for the migration to the new plan.

In the new modality, the normal contribution of the sponsor corresponds to 100% of the basic contribution of the participant, while the administration entity of the TIMPREV will assure, as per the terms and conditions of the approved regulations, the benefits listed below, not assuming the responsibility for granting any other benefit even if the official social security grants it to its beneficiaries:

  Regular retirement pension
  Anticipated retirement pension
  Disability pension
  Deferred proportional benefit
  Death pension

However, as there was not a complete migration of the employees to TIMPREV, the pension and health care plans originated from the Telebrás system continue to exist and are summarized below:

PBS: Sistel pension plan, which has the characteristic of a defined benefit plan and includes the active employees that were part of the plans sponsored by the companies comprised by Telebrás system;

PBS Assistidos: multi-employer pension plan for inactive employees;

Convênio de Administração: agreement for management of pension payments to retirees and those receiving pensions of the predecessor to the Company and its subsidiaries (Telecomunicações do Paraná S.A.).

PAMEC: supplementary medical plan for employees and to the retirees of the predecessor to the Company and its subsidiaries (Telecomunicações do Paraná S.A.)

PBT: defined benefit pension plan for the retirees of the predecessor to the Company and its subsidiaries (Telecomunicações do ParanáS.A.).

PAMA: shared-cost medical plan for retired employees and their dependents.

The Company also sponsor, as successor in the partial spin-off of Telecomunicações do Paraná S.A., the supplementary pension plan established in 1970 under a Collective Agreement ratified by the Atypical Contractual Relationship Agreement entered into by the Company and labor unions representing the then existing professional categories.

20. Net equity - Company

(a) Capital

The Company is authorized to increase its capital, through approval by a shareholders’ meeting, up to the limit 700 billion of common or preferred shares, without the need to maintain the proportion between the shares, but keeping the legal limit of 2/3 (two thirds) for issuing preferred shares without voting rights.

The limit to increase the Company’s capital will be increased based on approval of an Extraordinary General Meeting, when the capital was fully utilized or when the difference between such limit and the subscribed capital was not sufficient to guarantee the capitalization plan for the year.

At March 31, 2004, capital was represented by the following shares with out nominal value:

	Common	Preferred	Total

Quantity (in million of shares)	134,452,841	222,025,630	356,478,471
Amount (R$)	139,237	229,926	369,163

The preferred shares does not have the right to vote, except to elect, by a separate voting, a member of the Board of Directors and will be assured the priority in reimbursement of capital, without premium and right to receive dividends greater than 6%, computed on the amount resulting from the division of capital stock subscribed by the total number of Company shares. Alternatively, preferred shares can receive dividends representing 3% (three percent) of the equity value of the share, which is greater.

On March 31, 2004 the Company’s common and preferred shares were quoted at Bovespa - São Paulo Stock Exchange at R$3.50 and R$4.28, respectively, in thousand of shares.

(b) Capital reserve – special goodwill reserve

This reserve was generated by the corporate restructuring implemented in 2000 (see note 8). A portion of this reserve which corresponds to the benefit for the year can be, at the end of each fiscal year, capitalized in favor of the majority shareholder with the issuing of new shares. The respective capital increase should respect the preference of the minority shareholders, in the proportion of its participation, by species and class of shares at the time of issuance. The amounts paid for exercising this right will be paid to the majority shareholder, in accordance with the Instruction CVM 319/99.

(c) Legal reserve

Brazilian companies are required to appropriate 5% of their annual net income to a legal reserve until that reserve equals 20% of paid-up share capital, or 30% of nominal paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. This reserve can only be used to increase capital or offset accumulated losses.

(d) Dividends

The dividends are being calculated in accordance with the Company’s by Laws and with Brazilian Corporate Law.

According to the Company’s by Laws, the Company should distributes as minimum dividends at each fiscal year ending December 31, considering there are available funds for distribution, a total amount equivalent to 25% of the adjusted net income.

(e) Income reserve for expansion

This reserve is constitute as determined by Instruction CVM 59/86 to be used in the expansion of the Company’s networking.

(f) Stock option plan

At May 2 2001, the Company shareholders approved an employee stock option plan, with the following objectives:

i) to retain the services and advice of key employees, upon whose judgment, initiative and efforts the Company depends;
ii) to make available to key employees certain compensatory arrangements based on market value increase; and
iii) to align generally the interests of key employees and the interests of shareholders.

The Board of Directors may authorize future capital increases, within the limit of the authorized capital, with the issuance of preferred shares for the benefit of the directors and key officers. The amount of shares that may be issued under the stock option plan is limited to 1.5% of the Company’s capital stock on May, 2001. The total shares granted to this plan are 4,073,000.

The option exercise price per 1,000 Preferred Shares was set at R$4.27, the closing price of 1,000 Preferred Shares at the São Paulo Stock Exchange (“Bovespa”), on May 2, 2001. The stock option plan has a four-year term and will expire in 2005. No option may be exercised after four years from the date it was granted.

The options may not be exercised before one year from the date they are granted. The exercise of the option may occur in the end of the fourth year after the granted date, but can be accelerated depending upon the achievement of certain results, which are based on certain EBIT (earnings before interest and taxes).

Up to March 31, 2004, none option granted to the Company’s key employees was exercised. At March 31, 2004, the closing price per 1,000 preferred shares was set as R$4.28 (R$4.13 at December 2003) at the São Paulo Stock Exchange, which price was lower than the option exercise price per 1,000 preferred shares at the granted date. When the exercise of the options by the employees occurs, the Board of Directors should approve the respective capital increase. Such increase will only be recognized when the capital had been paid-in.

21. Statement of Changes in Shareholders’ Equity for the Period

Balance at December 31, 2003 Net income for the period	926,986 32,423
Balance at March 31, 2004	959,409
Net equity book value per thousand of shares (in Reais)	2.69

22. Net Operating Revenue

		Consolidated

	03/2004	03/2003

Revenues from telecommunication services
Subscriptions	57,658	54,574
Usage	120,316	129,162
Long distance	29,512	-
Use of network	116,872	94,940
Other services	20,361	10,143

	344,719	288,819
Sale of products	77,073	28,638

	421,792	317,457
Gross revenues
Deduction from Gross revenues
Taxes	(80,121)	(63,899)
Discounts	(25,906)	(6,898)
Other	(6)	(37)

	(106,033)	(70,834)

	315,759	246,623

23. Cost of Services Rendered and Goods Sold

		Consolidated

	03/2004	03/2003

Salaries and social contribution charges	(2,288)	(2,317)
Third-party services	(9,718)	(6,010)
Interconnection	(36,717)	(38,875)
Depreciation and amortization	(43,930)	(42,081)
Cost of goods sold	(68,566)	(29,481)
Other	(1,929)	(1,062)

	(163,148)	(119,826)

24. Selling Expenses

		Consolidated

	03/2004	03/2003

Salaries and social contribution charges	(7,290)	(5,576)
Third-party services	(38,252)	(27,462)
Allowance for doubtful accounts and provision for losses	(8,992)	(2,659)
Loss with accounts receivable	(6,341)	(2,833)
Fistel	(10,467)	(6,555)
Depreciation and amortization	(2,568)	(3,484)
Other	(1,987)	(669)

	(75,897)	(49,238)

25. General and Administrative Expenses

	Parent Company		Consolidated

	03/2004	03/2003	03/2004	03/2003

Salaries and social contribution charges	(46)	(1,559)	(3,963)	(6,699)
Third-party services	(33)	(382)	(9,659)	(12,401)
Depreciation and amortization	(3)	(4)	(8,222)	(6,197)
Other	(3)	(284)	(1,434)	(1,602)

	(85)	(2,229)	(23,278)	(26,899)

During the three-months period ended March 31, 2004, the Company and subsidiary paid R$433 (R$598 at March 31, 2003) to management members.

26. Other Operating Income

	Parent Company		Consolidated

	03/2004	03/2003	03/2004	03/2003

Fine over telecommunication services	-	-	1,059	850
Anti fraud services	-	-	66	59
Others	335	207	2,077	1,077

	335	207	3,202	1,986

27. Other Operating Expenses

	Parent Company		Consolidated

	03/2004	03/2003	03/2004	03/2003

Expenses
Amortization of goodwill	-	-	(6,317)	(6,336)
Provision for contingencies	(264)	-	(1,389)	-
Other expenses	(874)	(923)	(2,230)	(5,632)

	(1,138)	(923)	(9,936)	(11,968)

28. Income Tax and Social Contribution

The provision for income tax is calculated at the rate of 15%, plus an additional 10% on taxable income. The provision for social contribution is calculated at the rate of 9% on income before income tax, adjusted in accordance with current tax legislation.

The current and deferred income tax and social contribution are comprised as follows:

	Parent Company		Consolidated

	03/2004	03/2003	03/2004	03/2003

Current income tax	31	(2,124)	(12,858)	(4,178)
Current social contribution	11	(769)	(4,685)	(1,505)
Deferred income tax	36	267	2,350	(2,484)
Deferred social contribution	13	96	846	(898)

	91	(2,530)	(14,347)	(9,065)

Reconciliation of the taxes recorded in the income statement is as follows:

	Parent Company		Consolidated

	03/2004	03/2003	03/2004	03/2003

Income tax
Income before taxes	32,332	31,195	54,350	45,861
Interest on shareholders’ equity received	9,291	-	-
Interest on shareholders’ equity paid	-	-	-	(2,209)
Equity result	(32,992)	(33,405)	-	788

Basis of calculation	(660)	7,081	54,350	44,440
Standard rate - 25%	165	(1,771)	(13,587)	(11,110)
Permanent differences
Goodwill amortization	-	-	3,066	2,962
Others	(99)	(86)	13	1,485

	(99)	(86)	3,079	4,447
	66	(1,857)	(10,508)	(6,663)

Social contribution
Income before taxes	32,332	31,195	54,350	45,861
Interest on shareholders’ equity received	-	9,291	-	-
Interest on shareholders’ equity paid	-	-	-	(2,209)
Equity results	(32,992)	(33,405)	-	788

Basis of calculation	(660)	7,081	54,350	44,440
Standard rate - 9%	59	(637)	(4,891)	(4,000)
Permanent differences
Goodwill amortization	-	-	1,104	1,066
Others	(34)	(36)	(52)	532

	(34)	(36)	1,052	1,598
	25	(673)	(3,839)	(2,402)

Total income tax and social contribution	91	(2,530)	(14,347)	(9,065)

29. Financial Instruments

The Company and its subsidiary carry out operations involving financial instruments with the aim of reducing risks relating to market, foreign exchange and interest rates. Such risks are controlled through specific policies, the establishment of operating strategies and limits, and other techniques for monitoring the positions.

The estimated market value of the financial instruments, primarily cash and cash equivalents, trade accounts receivable, and short-term financing instruments, approximates its book value because of the short maturity of those instruments.

On March 31, 2004, the Company and its subsidiary invested their financial resources mainly in investments backed by Certificados de Depósito Interbancário (CDIs - Interbank Deposit Certificates), recorded as Marketable Securities. There are no financial assets indexed to a foreign currency.

The estimated fair value of long-term loans and financings are based on interest rates as of March 31, 2004 for transactions with similar characteristics, as below.

	Book Value	Market

Long-term loans and financing	67,149	67,585

(a) Loans and financing

Fair values of loans and financing demonstrated above are determined based on future cash flow and interest rates applicable to similar transactions, in same conditions and risks or based on the market quotations for such operations. On March 31, 2004, the total liabilities denominated in United States dollars totaled R$12,957 (R$23,957 at December 31, 2003).

In addition to those financial instruments, the subsidiary Tim Sul S.A. has Swap Contracts between US Dollars and mix of currencies (BNDES) to CDI, in the amount of R$203 (R$1,147 on December 31, 2003), with due dates between 2004 and 2007. On March 31, 2004, the Company had a loss in its Swap agreements in the amount of R$497 (R$22,155 on December 31, 2003), which was recorded as financing expenses and a contra account of loans and financing.

(b) Limitations

The market values were estimated at a certain period, based on significant market information. Changes in assumptions may affect significantly the estimates presented.

(c) Risk factors

The risk factors affecting the Company’s instruments are the following:

(i) Exchange and interest rates risk

The exchange and interest rates risk relate to the possibility of the Company computing losses resulting from fluctuations in exchange and interest rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

At March 31, 2004, a portion of Company loans was denominated in U.S. dollars and 100% of the loans were covered by hedge contracts. The income or loss resulting from these hedge contracts is charged to operating results.

The Company is also a part in agreements that allow it to effectively pay interest at fixed rates on some of its debts contracted in variable interest rates.

(ii) Credit operating risk

The risk is related to the possibility of the Company computing losses originating from the difficulty of collecting the amounts billed to customers, which are represented by traders of prepaid telephone cards and distributors of cellular equipment. In order to have this risk reduced, the Company performs credit analyses to assist the risk management in respect to collection problems and monitors the accounts receivable from subscribers, blocking the telephony ability in case customers do not pay their bills. With respect to distributors, the Company maintains individual credit limits, based on potential sales analysis, risk history and risk with collection problems. The Company generally does not require collateral from its customers.

(iii) Credit risk related to the sale of telephone sets

The Company’s policy for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted during the normal course of business. The selection of partners, the diversification of the accounts payable portfolio, the monitoring of loan conditions, the positions and limits of requests established for traders, the constitution of real guarantees are procedures adopted by the Company to minimize possible collection problems with its commercial partners.

(iv) Financial credit risk

The risks related to the possibility of the Company computing losses originating from the difficulty in realizing its short-term investments and hedge contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company.

30. Insurance coverage

As of March 31, 2004, the Company presents insurance cover against fire and various risks for the inventories and fixed assets, based on amounts considered sufficient to cover eventual losses, considering management assessment of the risks and amounts involved.

The amount insured against robbery of the inventories is of R$10,800.

A free translation from Portuguese into English of Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices adopted in Brazil.	Corporate Legislation March 31, 2004

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
0176-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

05.01 - Comments on Company Performance

See “08.01- Comments on the consolidated company performance in the quarter.”

06.01 - Consolidated Balance Sheet - Assets (R$ thousand)

06.01 – CONSOLIDATED BALANCE SHEET (In Thousands of Reais)

1 – Code	2 – Description	3 – 3.31.2004	4 – 12.31.2003
1	Total assets	1,639,295	1,636,713
1.01	Current assets	778,563	752,638
1.01.01	Cash and cash equivalents	419,412	418,722
1.01.01.01	Banks	4,774	20,682
1.01.01.02	Marketable securities	414,638	398,040
1.01.02	Receivables	241,820	230,824
1.01.02.01	Receivables from customers	241,820	230,824
1.01.03	Inventories	20,216	16,241
1.01.04	Other current assets	97,115	86,851
1.01.04.01	Recoverable taxes	15,823	29,816
1.01.04.02	Deferred taxes	57,250	52,562
1.01.04.03	Prepaid expenses	21,894	1,119
1.01.04.04	Advances to suppliers	1,134	1,376
1.01.04.05	Other	1,014	1,978
1.02	Long-term assets	149,659	160,955
1.02.01	Other receivables	134,340	145,653
1.02.01.01	Recoverable taxes	7,951	6,200
1.02.01.02	Deferred taxes	126,389	139,453
1.02.02	Receivables from related companies	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related companies	0	0
1.02.03	Other	15,319	15,302
1.02.03.01	Judicial deposits	15,034	14,939
1.02.03.02	Other	285	363
1.03	Permanent assets	711,073	723,120
1.03.01	Investments	11,075	11,470
1.03.01.01	In associated companies	0	0
1.03.01.02	In Subsidiaries	0	0
1.03.01.03	Other	0	0
1.03.02	Property, plant and equipment	669,758	676.887
1.03.03	Deferred charges	30,240	34,763

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

06.02 – CONSOLIDATED BALANCE SHEET (In Thousands of Reais)

1 – Code	2 – Description	3 –3.31.2004	4 –12.31.2003
2	Total liabilities and shareholders' equity	1,639,295	1,636,713
2.01	Current liabilities	392,535	418,349
2.01.01	Debt – current portion	32,003	42,751
2.01.02	Debentures – current portion	0	0
2.01.03	Suppliers	179,784	197,234
2.01.04	Taxes, charges and contributions	71,136	72,816
2.01.05	Dividends payable	48,760	48,809
2.01.05.01	Interest on shareholders’ equity	16,037	16,086
2.01.05.02	Dividends payable	32,723	32,723
2.01.06	Provisions	0	0
2.01.07	Payable to related companies	0	0
2.01.08	Other	60,852	56,739
2.01.08.01	Salaries, charges and social benefits	9,945	13,487
2.01.08.02	Use License	17,241	16,728
2.01.08.03	Pass to other carriers	24,487	16,445
2.01.08.04	Deferred revenue	8,906	5,034
2.01.08.05	Other liabilities	273	5,045
2.02	Long-term liabilities	102,258	113,865
2.02.01	Debt	35,146	39,432
2.02.02	Debentures	0	0
2.02.03	Provisions	16,985	15,596
2.02.03.01	Provision for pension plan	3,733	3,733
2.02.03.02	Provision for contingencies	13,252	11,863
2.02.04	Payable to related companies	0	0
2.02.05	Other	50,127	58,837
2.02.05.01	Taxes and contributions payable	50,127	58,837
2.03	Deferred income	0	0
2.04	Minority interest	185,093	177,513
2.05	Shareholders' equity	959,409	926,986
2.05.01	Paid-up capital	369,163	369,163
2.05.02	Capital reserves	148,565	148,565
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Associated/subsidiary companies' assets	0	0
2.05.04	Revenue reserves	409,258	409,258
2.05.04.01	Legal	29,835	29,835
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	379,423	379,423
2.05.05	Retained earnings/accumulated deficit	32,423	0

07.01 - Consolidated Statement of Operations

1 – Code	2 – Description	3 – 01.01.2004 to 3.31.2004	4 - 01.01.2004 to 3.31.2004	5 – 01.01.2003 to 3.31.2003	6 - 01.01.2003 to 3.31.2003
3.01	Gross revenue from goods sold and services rendered	421,792	421,792	317,457	317,457
3.02	Deductions to gross revenue	(106,033)	(106,033)	(70,834)	(70,834)
3.03	Net revenue from goods sold and services rendered	315,759	315,759	246,623	246,623
3.04	Cost of goods sold and services rendered	(163,148)	(163,148)	(119,826)	(119,826)
3.05	Gross profit	152,611	152,611	126,797	126,797
3.06	Operating expenses/income	(98,284)	(98,284)	(81,067)	(81,067)
3.06.01	Selling	(75,897)	(75,897)	(49,238)	(49,238)
3.06.02	General and administrative	(23,278)	(23,278)	(26,899)	(26,899)
3.06.03	Financial, net	7,625	7,625	5,840	5,840
3.06.03.01	Financial income	17,956	17,956	33,033	33,033
3.06.03.02	Financial expenses	(10,331)	(10,331)	(27,193)	(27,193)
3.06.04	Other operating income	3,202	3,202	1,986	1,986
3.06.05	Other operating expenses	(9,936)	(9,936)	(11,968)	(11,968)
3.06.06	Equity interest in income of subsidiary and associated companies	0	0	(788)	(788)
3.07	Operating profit (loss)	54,327	54,327	45,730	45,730
3.08	Non-operating results	23	23	131	131
3.08.01	Income	26	26	131	131
3.08.02	Expenses	(3)	(3)	0	0
3.09	Income (loss) before taxes and participation	54,350	54,350	45,861	45,861
3.10	Provision for income tax and social contribution	(17,543)	(17,543)	(5,683)	(5,683)
3.11	Deferred income tax	3,196	3,196	(3,382)	(3,382)
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.01.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ capital	0	0	0	0
3.14	Minority interest	(7,580)	(7,580)	(8,131)	(8,131)
3.15	Net income (loss) for the period	32,423	32,423	28,665	28,665
	Number of shares (thousand), excluding treasury stock	356,478,471	356,478,471	342,969,940	342,969,940
	Net income per share	0.00009	0.00009	0,00008	0,00008
	Net loss per share

08.01 – Comments on Company Performance During the Quarter
(All amounts in thousands of reais unless otherwise indicated)

Comments on consolidated performance – first quarter/2004

Market

The Company finished the first quarter of 2004 with 2,192,072 subscribers, being 555,279 pos-paid subscribers and 1,636,793 pre-paid subscribers, which represent a 25.1% increase in the total subscribers.

On March 31, 2004, the Company has coverage of 256 cities taking its services to 82% of the total population in the region where acts. Additionally, the Company estimates the total penetration in 27% and also estimates that serves approximately 53% of the total cellular lines in operation within in its region.

Operating Revenue

	R$ thousands
	1st quarter/2004	1st quarter/2003	4th quarter/2003
Handset sales	77,073	28,638	103,161
Usage	120,316	129,162	116,552
Subscription	57,658	54,574	56,153
Use of network	116,872	94,940	105,672
Long distance	29,512	0	20,850
Other	20,361	10,143	20,329
Gross revenue	421,792	317,457	422,717
Taxes and other deductions	(106,033)	(70,834)	(103,809)
Net revenue	315,759	246,623	318,908

During the first quarter of 2004, the Company’s gross revenue amounted to R$421.8 million, an increase of 32.9% when compared to the first quarter of 2003. The main reasons were: a) the increase in 25.1% in the number of subscribers; b) increase in the handsets sales; c) increase of 78.3% in the value-added services, which includes short messaging services, multimedia message services (MMS), voice mail, call waiting, call forwarding, conference calling services, chats, among others.

At July 6, 2003 the Company introduced the CSP Program – Programa de Código de Seleção de Prestadora, or Telecommunication Service Provider Selection Code, which will allow the subscribers to choose the long distance carriers on a per call basis. The choice of the companies to the cellular phone calls is determined by the SMP – Serviço Móvel Pessoal, or the Permanent Communication Service with which the Company has been operating since December 2002.

Beginning in the third quarter of 2003, due to the new tariff structure implemented to the SMP, the Long Distance Service Revenue has been recorded, which replaced part of the VC1 (calls originated by client into his service record area to people at the same service record area) and VC2 (calls originated by client in one record area to another record area, but inside the same Covered Area) revenues.

Costs and Operating Expenses

	R$ thousands
	1st quarter/2004	1st quarter/2003	4th quarter/2003
Cost of goods sold and services rendered	119,218	77,745	124,475
Costs of services rendered (1)	50,652	48,264	42,406
Cost of goods sold	68,566	29,481	82,069
Selling expenses (1) e (2)	57,996	40,262	61,246
General and administrative expenses (1)	15,056	21,150	15,007
TOTAL	192,270	139,157	200,728
(1) Depreciation and amortization not included
(2) Allowance for doubtful account expenses not included

During the quarter ended March 31, 2004, the costs and operating expenses totaled R$192.2 million, representing an increase of 38.2% in when compared to the first quarter of 2003. The main reason for the increase was related the increase in the number of subscribers, the increase in volume of handsets sold and increase in the interconnection’s tariff.

The depreciation and amortization expenses amounted to R$61.4 million, including goodwill amortization, compared with R$58.5 million in the first quarter of 2003.

EBITDA

During the first quarter of 2004, EBITDA, by the international concept (operating result before net financing expenses, excluding depreciation and amortization) was R$108.1 million, representing an increase of 9.5% in relation to the first quarter of 2003.

The EBITDA margin was 39.2% over net services revenues, which represents five percentage points below when compared to first quarter of 2003, due to the increase of 111.3% in gross additions in the period.

	R$ thousands
	1st quarter/2004	1st quarter/2003	4th quarter/2003
Net revenues	315,759	246,623	318,908
Operating income	54,327	45,730	53,364
Depreciation and amortization	54,720	51,762	51,420
Goodwill amortization	6,712	6,337	8,988
Financing revenues	(17,956)	(33,033)	(26,329)
Financing expenses	10,331	27,193	13,797
Equity	0	788	283
EBITDA	108,134	98,777	101,523
EBITDA Margin – over Total Revenues	34.2%	40.1%	31.8%
EBITDA Margin – over Services Revenues	39.2%	44.2%	42.2%

Net Income

During the quarter, net income was R$32.4 million, 13.1% higher than the first quarter of 2003, mainly due to the increase on revenues. Net income per thousand share was R$0.09 and R$0.90 per ADR. Indebtedness

Indebtedness

On March 31, 2004 the debt of the Company was R$67.1 million comparing with net cash and cash equivalent of R$352.3 million. Of the total debt, R$12.9 million represents foreign loans (US$), which are fully covered by hedge operations.

During the first quarter of 2004, a net financing income of R$7.6 million was recorded, which source is basically related to the reduction of the indebtedness and the remuneration of the cash and cash equivalents.

During this quarter the capital expenditures were R$43.1 million which were basically related to the implementation of the GSM overlay.

Capital market

Tele Celular Sul Participações S.A. closed the first quarter of 2004 with its common and preferred shares valuing at Bovespa at R$3.50 and R$4.28 per 1,000 shares, respectively. The book value per share per 1,000 shares was R$2.69.

At the New York stock market (NYSE), the Company’s ADRs (American Depository Receipt) were valued at US$14.99 at the last day of the quarter.

Other Information

As determined by a specific regulation of CVM – Comissão de Valores Mobiliários (381/03) or the Brazilian Securities and Exchange Commission, we inform that during the first quarter of 2004 our auditors Ernst &Young Auditores Independentes S.S. performed just the quarterly limited review for the Company and its subsidiary’s quarterly financial information, prepared based on the accounting practices adopted in Brazil.

Selected Financial Data

	1st quarter/2004	1st quarter/2003	4th quarter/2003

Total subscribers	2,192,072	1,752,938	2,055,884
Pos-paid	1,636,793	1,246,563	1,522,071
Pre-paid	555,279	506,375	533,813
Estimated population in the region (million)	15.4	15.0	15.4
Municipalities covered	256	250	256
Estimated penetration (TSU)	27%	20%	24%
Investments (million)	43.1	5.1	118.0
Total employees	1,105	993	958

17.01 – Report on the Special Review - Unqualified

A free translation from Portuguese into English of the Special Review Report of Independent Auditors on the Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices adopted in Brasil.

Report of Independent Accountants on the Special Review of Quarterly Information

Curitiba, April 16, 2004

To the Board of Directors and Shareholders
Tele Celular Sul Participações S.A.

We have carried out a special review of the quarterly information (ITR) of Tele Celular Sul Participações S.A., related to the quarter ended March 31, 2004, including the balance sheet, the income statement, the comments over the performance in the quarter and the relevant information, prepared in accordance with the accounting practices adopted in Brazil.

Our review was conducted in accordance with standards established by the Brazilian Institute of Independent Auditors - IBRACON in conjunction with the Federal Accounting Council – (CFC) and mainly was comprised by: (a) inquiries of, and discussions with, management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and subsequent events which have, or could have, significant effects on the Company's financial position and operations.

Based on our special review, we are not aware of any significant adjustments which should be made to the Quarterly Information referred to above in order that such information be stated in conformity with accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the regulations of the Brazilian Securities Commission - CVM.

Auditores Independentes S.S.
CRC-2-SP 015199/O-6- S-PR

Marcos Antonio Quintanilha
CRC-1-SP 132776/O-3 T-SC - S-PR

Group	ITR	Description	Page
01	01	Identification	1
01	02	Head-office	1
01	03	Investor Relations Officer	1
01	04	Quarterly Information/Independent Accountant	1
01	05	Capital composition	2
01	06	Characteristics of the company	2
01	07	Companies excluded from the consolidated financial statements	2
01	08	Dividends approved and/or paid during and after the quarter	2
01	09	Subscribed capital and changes in current year	3
01	10	Investor Relations Officer	3
02	01	Balance sheet – assets	4
02	02	Balance sheet - liabilities and stockholders' equity	5
03	01	Statements of operations	6
04	01	01 Notes to the quarterly information	7
05	01	Comments on company performance	39
06	01	Consolidated balance sheet – assets	40
06	02	Consolidated balance sheet - liabilities and stockholders' equity	41
07	01	Consolidated statement of operations	43
08	01	Comments on consolidated performance in the quarter	44
17	01	Report on the special review - unqualified	49

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPAÇÕES, S.A.

Date: April 30, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer